UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                               ARIES VENTURES INC.

                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   1476191002
                                 (CUSIP NUMBER)

                                 MARK S. ZUCKER
                             C/O ARIES VENTURES INC.
                    11111 SANTA MONICA BOULEVARD, SUITE 1250
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 402-5069

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                November 11, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D/A



CUSIP NO.   1476191002                      PAGE 2 OF 7
          ---------------
 ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Reflection Partners L.P.
 ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) / /
 ------------------------------------------------------------------------------
  3    SEC USE ONLY
 ------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

                OO
 ------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /
 ------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                California
 ------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                                 446,879 Shares*
                   -----------------------------------------------------------
                      8     SHARED VOTING POWER
      NUMBER OF                   None.
                   -----------------------------------------------------------
      SHARES          9     SOLE DISPOSITIVE POWER
   BENEFICIALLY
     OWNED BY                     446,879 Shares*
       EACH        -----------------------------------------------------------
    REPORTING         10    SHARED DISPOSITIVE POWER
      PERSON                      None.
       WITH
 ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  446,879 Shares*
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    / /
         SHARES
 ------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.5%
 ------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
 ------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* The share amounts listed above reflect the expiration of warrants to purchase 446,879 shares of Issuer's Common Stock beneficially held by Reflection Partners, L.P.

                                 SCHEDULE 13D/A


CUSIP NO.   1476191002                       PAGE 3 OF 7
          ---------------

 ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Mark S. Zucker
 ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) / /
 ------------------------------------------------------------------------------
  3    SEC USE ONLY
 ------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

                OO
 ------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) / /
 ------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
 ------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                                  1,340,245  shares *
                   -----------------------------------------------------------
                      8     SHARED VOTING POWER
     NUMBER OF                    None.
                   -----------------------------------------------------------
      SHARES          9     SOLE DISPOSITIVE POWER
   BENEFICIALLY
     OWNED BY                     1,340,245  shares *
       EACH        -----------------------------------------------------------
     REPORTING        10    SHARED DISPOSITIVE POWER
      PERSON                            None.
       WITH
 ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,340,245 shares *
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    / /
         SHARES
 ------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.5%**
 ------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
 ------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* The share amounts listed above include immediately exercisable warrants to purchase 400,000 shares of the Issuer's Common Stock beneficially held by Mr. Zucker and reflects the expiration of warrants to purchase 443,366 shares and 446,879 shares of the Issuer's Common Stock by Mr. Zucker and Reflection Partners, L.P., respectively.

** The percentage calculation listed above assumes exercise of all warrants beneficially held by Mr. Zucker but not the exercise of warrants or options held by others) pursuant to applicable Commission Rules.

                                 SCHEDULE 13D/A


CUSIP NO.   1476191002                       PAGE 4 OF 7
          ---------------

 ------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Anvil Claims, Inc.
 ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                       (b) / /
 ------------------------------------------------------------------------------
  3    SEC USE ONLY
 ------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

                OO
 ------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) / /
 ------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                California
 ------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                                 50,000 shares
                   -----------------------------------------------------------
                      8     SHARED VOTING POWER
     NUMBER OF                    None.
                   -----------------------------------------------------------
      SHARES          9     SOLE DISPOSITIVE POWER
   BENEFICIALLY
     OWNED BY                     50,000 shares
       EACH        -----------------------------------------------------------
     REPORTING        10    SHARED DISPOSITIVE POWER
      PERSON                            None.
       WITH
 ------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   50,000 shares
 ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    / /
         SHARES
 ------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.2%
 ------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
 ------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 6 is being filed to reflect the expiration of warrants to purchase 443,366 shares and 446,879 shares of the Issuer's common stock previously held by Mr. Zucker and Reflection Partners, L.P., respectively.


ITEM 1. SECURITY AND ISSUER.

                                  Common Stock

                               Aries Ventures Inc.
                       3611 Valley Centre Drive, Suite 525
                           San Diego, California 92130

ITEM 2. IDENTITY AND BACKGROUND.

(a) through (f).

This statement is being filed by Reflection Partners, L.P., a California limited partnership ("Reflection"), Mark S. Zucker, an individual ("Mr. Zucker"), and Anvil Claims, Inc. ("Anvil"). As a result of Mr. Zucker's position as the General Partner of Reflection and the owner of Anvil, he may be deemed to have voting and dispositive power over the Issuer's shares owned by Reflection and Anvil. Mr. Zucker is a citizen of the United States of America. The principal place of business of Reflection and Anvil is 11111 Santa Monica Boulevard, Suite 1250, Los Angeles, California 90025.

During the past five years, neither Mr. Zucker, Reflection nor Anvil has been convicted in any criminal proceedings or been subject to any judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws in a civil proceeding of a judicial or administrative body.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           Not Applicable

ITEM 4. PURPOSE OF TRANSACTION.

Effective November 11, 2005 the Issuer's Class A Common Stock Purchase Warrants (the "Warrants") expired. The revised securities ownership amounts set forth herein reflect the expiration date of Warrants to purchase 443,366 shares and 446,879 shares owned by Mr. Zucker and Reflection Partners, L.P., respectively.

Except as otherwise described in this Item 4, none of the Reporting Persons have formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to parts (a) through (j) of Item 4.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

(a) Reflection beneficially owns 446,879 shares of the Issuer's Common Stock, which constitutes 1.5% of the Issuer's issued and outstanding Common Stock. By virtue of the relationship described in Item 2 above, Mr. Zucker may be deemed to have beneficial ownership of the Issuer's shares of Common Stock owned by Reflection and Anvil. Accordingly, Mr. Zucker beneficially owns 1,340,245 shares of the Issuer's Common Stock, which constitutes 4.5% of the Issuer's issued and outstanding Common Stock. These amounts include immediately exercisable warrants to purchase 400,000 shares of Common Stock beneficially held by Mr. Zucker.

(b) Reflection has the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the securities beneficially owned by it. Mr. Zucker has the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the securities beneficially owned by him. Anvil has the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the securities beneficially owned by it.

(c) Not applicable.
                                       -6-

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See disclosures at Item 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99 - Joint Filing Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of my or its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.




Dated: December 7, 2005          /s/ Mark S. Zucker
                                 ------------------
                                     Mark S. Zucker

                            REFLECTION PARTNERS, L.P.

                               By: Mark S. Zucker
                               -------------------
                         Mark S. Zucker, General Partner

                               Anvil Claims, Inc.





                             By: /s/ Mark S. Zucker
                            -------------------------
                            Mark S. Zucker, President

                                       -7-